NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

February 20, 2024

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc.
Amendment No. 1 to Offering Statement on Form 1-A Filed January 30, 2024 File No. 024-12384

Ladies and Gentlemen:

This is in response to the letter of comment of the Staff dated February 15, 2024, relating to the captioned Offering Statement on Form 1-A of Maptelligent, Inc. (the “Company”). Each of the Staff’s comments are addressed below, seriatim:

Amendment No. 1 to Offering Statement on Form 1-A filed January 30, 2024

Risks Related to Our Intellectual Property, page 9

1.

We note your revised disclosure in response to prior comment 3. Please include similar disclosure in the section entitled "Our Company" at page 4. Note that your disclosure throughout the prospectus should clearly state, if true, that you are an intermediary that provides access to software and data that is either licensed from third parties or, to the extent applicable, available in the public domain.

Please be advised that, in response to such comment, the disclosure under "Our Company," in particular, and throughout the offering circular, in general, has been revised to reflect properly the Company’s lack of ownership of any of the intellectual properties that it uses in delivering its services.

Executive Compensation, page 31

2.

We note your response to our prior comment 4 and re-issue the comment. Please update your executive compensation for Mr. Cosio-Barron and Mr. Ziccardi to include the fiscal year ended December 31, 2023. Refer to Item 11(b) of Form 1-A.

Please be advised that the subject disclosure has been updated, in response to such comment.

_______________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

	By:	/s/ Eric Newlan
Eric Newlan
Managing Member
cc: Maptelligent, Inc.